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                              February 24, 2023

       Caroline Winn
       Chief Executive Officer and Director
       SAN DIEGO GAS & ELECTRIC CO
       8330 Century Park Court
       San Diego, California 92123

                                                        Re: SAN DIEGO GAS &
ELECTRIC CO
                                                            Registration
Statement on Form S-3
                                                            Filed February 10,
2023
                                                            File No. 333-269677

       Dear Caroline Winn:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Description of First Mortgage Bonds
       General, page 16

   1. You disclose that prior to the issuance of each series of bonds, the terms of the particular series of bonds will be
specified in a supplemental indenture. You refer to the applicable prospectus supplement
or free writing prospectus for a description of the following terms of each series of
bonds, one of which includes that "[i]f applicable, that the principal of the bonds may be
converted into any class of our capital stock or other securities and the terms and conditions in
respect of such conversion." Please note that Form S-3, General
                                                        Instruction I.B.2 and
I.C.2 cover primary offerings of non-convertible securities other than common equity. Please
revise your description of your notes or provide your analysis of the transaction
requirement you are relying on for this offering.
 Caroline Winn
FirstName LastNameCaroline Winn
SAN DIEGO    GAS & ELECTRIC   CO
Comapany24,
February  NameSAN
            2023    DIEGO GAS & ELECTRIC CO
February
Page 2 24, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Kevin Dougherty, Staff
Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Michael E. Sullivan, Esq.